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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Accelrys, Inc.
Full Name of Registrant

Former Name if Applicable

10188 Telesis Court, Suite 100
Address of Principal Executive Office (Street and Number)

San Diego, California 92121-1761
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 9, 2006, Accelrys, Inc. (the “Company”) provided an update with respect to the restatement of its financial statements previously announced on December 22, 2005.  As more fully described in the Company’s Current Report on Form 8-K filed on December 22, 2005 and incorporated herein by reference, the Company is in continuing discussions with the Securities and Exchange Commission (the “SEC”) with respect to the accounting treatment for certain contracts entered into after January 2004.  The Company at that time noted that the filing of its Quarterly Report on Form 10-Q for the quarter ending December 31, 2005 could be delayed as a result of the restatement process.

Due to the continuing discussions with the SEC, the Company has now determined that it will be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.  While the Company cannot at this time identify the precise date when the restatement will be completed or when the Company will become current in its reporting with the SEC, it is continuing to work diligently to complete the restatement and to file all required SEC reports as quickly as possible.  The Company will not resume issuing quarterly earnings announcements until the completion of the restatement process

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David Mersten	858	799-5655
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 9, 2006, the Company provided an update with respect to the restatement of its financial statements previously announced on December 22, 2005.  As more fully described in the Company’s Current Report on Form 8-K filed on December 22, 2005 and incorporated herein by reference, the Company is in continuing discussions with the SEC with respect to the accounting treatment for certain contracts entered into after January 2004.  The Company at that time noted that the filing of its Quarterly Report on Form 10-Q for the quarter ending December 31, 2005 could be delayed as a result of the restatement process.

Due to the continuing discussions with the SEC, the Company has now determined that it will be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.  While the Company cannot at this time identify the precise date when the restatement will be completed or when the Company will become current in its reporting with the SEC, it is continuing to work diligently to complete the restatement and to file all required SEC reports as quickly as possible.  The Company will not resume issuing quarterly earnings announcements until the completion of the restatement process.

Accelrys, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 9, 2005	By	/s/ David Sankaran
David Sankaran
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).